UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Subject Company)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69333Y108

(CUSIP Number of Class of Securities)

Richard L. Federico

Chief Executive Officer

P.F. Chang’s China Bistro, Inc.

7676 East Pinnacle Peak Road

Scottsdale, Arizona 85255

(480) 888-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Cameron Jay Rains, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

(858) 677-1400

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

P.F. Chang’s China Bistro, Inc. issued the following press release on May 1, 2012

FOR IMMEDIATE RELEASE

P.F. CHANG’S TO BE ACQUIRED BY CENTERBRIDGE PARTNERS

P.F. CHANG’S STOCKHOLDERS TO RECEIVE $51.50 PER SHARE IN CASH

SCOTTSDALE, ARIZONA – May 1, 2012 — P.F. Chang’s China Bistro, Inc. (NASDAQ: PFCB) (“P.F. Chang’s” or the “Company”) today announced that it has entered into a definitive merger agreement with Centerbridge Partners, L.P. (“Centerbridge”), a leading private investment firm, in a transaction valued at approximately $1.1 billion, which will result in P.F. Chang’s becoming a private company.

Under the terms of the merger agreement, which has been approved by the Company’s Board of Directors, Centerbridge will acquire all of the outstanding shares of P.F. Chang’s common stock for $51.50 per share in cash. This represents a premium of approximately 30% over the average closing share price of P.F. Chang’s common stock for the 30 days ended April 30, 2012.

“We are excited about this transaction with Centerbridge, as it recognizes the value of P.F. Chang’s highly respected brands and talented employees, while providing our stockholders with an immediate and substantial cash premium for their investment,” said Rick Federico, Chairman and CEO of P.F. Chang’s. “We look forward to working with Centerbridge to further strengthen the Company and growing our P.F. Chang’s, Pei Wei, True Food Kitchen and Global Brands businesses. We are confident that being a private company will provide us with greater flexibility to focus on our long-term strategic plan of elevating our guest experience, enhancing our value proposition, growing traffic and improving the performance of our brands.”

Commenting on the announcement, Jason Mozingo, Senior Managing Director of Centerbridge, said, “We have great respect for P.F. Chang’s, its brands, and the Company’s strong commitment to its customers, employees, and partners. We look forward to working with management to lead the Company through its next phase of growth and development.”

Under the terms of the agreement, it is anticipated that Centerbridge will commence a tender offer for all of the outstanding shares of the Company no later than May 15, 2012. The transaction is conditioned upon, among other things, satisfaction of the minimum tender condition of approximately 83 percent of the Company’s common shares, the receipt of the Federal Trade Commission’s approval under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, and other customary closing conditions. Under the terms of the agreement, the Company may solicit superior proposals from third parties during the next 30 calendar days continuing through May 31, 2012. There can be no assurances that this process will result in a superior proposal, and the Company does not intend to discuss any developments with regard to this process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal. The Company expects the transaction to close no later than the end of the third quarter of 2012.

Goldman, Sachs & Co. is serving as exclusive financial advisor and DLA Piper LLP is serving as legal advisor to P.F. Chang’s in connection with the transaction. Wells Fargo Securities, LLC and Deutsche Bank Securities Inc. are serving as financial advisors to Centerbridge, and Weil, Gotshal & Manges LLP is serving as Centerbridge’s legal advisor.

First Quarter 2012 Earnings

Separately, the Company today announced financial results for the first quarter of 2012. As a result of the announcement that P.F. Chang’s has entered into a definitive agreement to be acquired by Centerbridge, the first quarter 2012 earnings conference call and webcast scheduled for May 1, 2012, has been cancelled. During the pendency of the transaction, the Company will make earnings releases consistent with its current schedule, but will suspend earnings conference calls and webcasts.

About P.F. Chang’s

P.F. Chang’s China Bistro, Inc. owns and operates two restaurant concepts in the Asian niche. P.F. Chang’s China Bistro features a blend of high-quality, Chinese-inspired cuisine and American hospitality in a sophisticated, contemporary bistro setting. Pei Wei Asian Diner offers a modest menu of freshly prepared pan-Asian cuisine in a relaxed, warm environment offering attentive counter service and take-out flexibility. In addition, the Company has extended its brands to international markets, airport locations, and retail products all of which are operated under licensing agreements. The Company has also announced an agreement to acquire a majority equity ownership position in True Food Kitchen, a Fox Restaurant Concept specializing in healthy, locally sourced and globally inspired meals.

About Centerbridge

Centerbridge Partners, L.P. is a private investment firm headquartered in New York City with approximately $20 billion in capital under management. The firm focuses on private equity and credit investments. The firm is dedicated to partnering with world-class management teams across targeted industry sectors to help companies achieve their operating and financial objectives.

Forward Looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding information regarding the intent, belief or current expectation of the Company and members of its senior management team. Forward-looking statements include, without limitation, statements regarding business combinations and similar transactions, prospective performance and opportunities and the outlook for the Company’s businesses, performance and opportunities and regulatory approvals, the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities. In addition, the Company’s actual performance and financial results may differ materially from those currently anticipated due to a number of risk and uncertainties, including, but not limited to, failure of the Company’s existing or new restaurants to achieve expected results; damage to the Company’s brands or reputation; inability to successfully expand the Company’s operations; changes in general economic conditions and dependence on sales concentrated in certain geographic areas; intense competition in the restaurant industry; changes in government legislation that may increase labor costs; litigation; adverse public or medical opinions about the health effects of consuming the Company’s products; failure to comply with governmental regulations; changes in food costs; the inability to retain key personnel; federal and state tax rules could negatively impact results of operations and financial position; fluctuating insurance requirements and costs; seasonality of the Company’s business; adverse impact if information technology and computer systems do not perform properly. More detailed information about the Company and the risk factors that may affect the realization of any forward-looking statements is set forth in the Company’s filings with the SEC, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Wok Acquisition Corp. (the “Purchaser”) and the solicitation/recommendation statement to be filed by the Company. All of the materials related to the offer (and all other offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Notice to Investors

The tender offer described in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer to purchase and related materials that the Purchaser intends to file with the SEC. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the SEC, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available at Centerbridge’s offices at 375 Park Avenue, 12th Floor, New York, NY 10152, telephone number (212) 672-5000. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company pursuant to the terms of an Agreement and Plan of Merger by and among the Company, Wok Parent LLC, a Delaware limited liability company, and the Purchaser, Wok Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Wok Parent LLC. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. After the Company’s filing thereof, investors and stockholders will also be able to obtain free copies of the proxy statement from the Company by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER.

The Company and its respective directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended January 1, 2012, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the transaction when and if they become available. Information concerning the interests of the Company’s potential participants, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the transaction when it becomes available.

Contact Information

Investors:

Allison Schulder

(480) 888-3000

allison.schulder@pfcb.com

Media:

Matt Sherman / Averell Withers / Joe Berg

Joele Frank, Wilkinson Brimmer Katcher

(212) 335-4449

The following letter was sent to employees of P.F. Chang’s China Bistro, Inc. on May 1, 2012

P.F. CHANG’S CHINA BISTRO, INC.

7676 E. Pinnacle Peak Road | Scottsdale, Arizona | 85255

May 1, 2012

Team:

I am happy to inform you of a significant and positive development for all of us in the P.F. Chang’s family. Today we announced that our Board of Directors has approved an agreement with Centerbridge Partners, L.P., under which Centerbridge will acquire P.F. Chang’s China Bistro, Inc. in a transaction valued at approximately $1.1 billion. As a result of the transaction, Centerbridge will acquire all of the outstanding shares of P.F. Chang’s common stock for $51.50 in cash and we will become a private company. This represents a premium of approximately 30% over the average closing share price of our common stock over the past 30 days.

By way of background, Centerbridge is a leading private investment firm with extensive experience in the hospitality industry, including the restaurant sector, and has a history of working with companies and their management teams to help them achieve their operating and financial objectives.

We are excited about this transaction with Centerbridge, as it recognizes the value of our highly respected brands, while providing our stockholders with an immediate and substantial cash premium for their investment. Centerbridge’s premium offer for our company represents an endorsement of the progress we are making in carrying out our strategic goals. Centerbridge has great respect for our company, shares our confidence in our future, and is committed to our pillars of growth: Bistro, Pei Wei, True Food Kitchen and Global Brands.

We look forward to working with Centerbridge, whose proven track record as an investor, together with its financial and restaurant operations experience, will serve to further strengthen the company and our growing Bistro, Pei Wei, True Food Kitchen, and Global Brands businesses. Centerbridge understands our industry and our business well. We are confident that as a private company, we will have greater flexibility to focus on our long-term strategic plan of elevating our guest experience, enhancing our value proposition, growing traffic, and improving the profitability of our brands.

In general, today’s announcement should have little effect on day-to-day responsibilities or how we conduct business. Our company has and will continue to benefit from fresh thinking at each stage of our growth. We look forward to the opportunity to gain the expertise and perspective that Centerbridge will offer us.

I realize that you likely have questions about what this announcement means for you; however, it is important to keep in mind that we are at the early stages of this process and there is a lot of work ahead of us. As details and decisions are finalized, more of your questions will be answered over time. Attached is a list of “frequently asked questions” regarding this announcement, which should answer some initial questions you may have.

We expect the transaction to close no later than the end of the third quarter of 2012, and we will do our best to update you with additional information on our progress as events warrant. In the meantime, please remain focused on performing effectively and providing our guests with the same high quality food, great service, and experience that they expect.

It is likely that today’s news may lead to increased interest in our company and you may be contacted by members of the media, investors, or the general public regarding this transaction. Consistent with our policy, it is important that we speak with one voice on this matter and only the company’s authorized spokespeople should respond to external inquiries. Please forward all inquiries you receive to Allison Schulder, Director of Investor Relations and Corporate Compliance, at (480) 888-3000 or allison.schulder@pfcb.com. In addition, in keeping with Company policy, you are reminded not to initiate discussions with any external third parties regarding the transaction.

I want all of you to know how much I value the work you do and how much I appreciate your contributions in making this company successful. Centerbridge’s interest in us has as much to do with all of you as it does with our great brands.

Thank you for your continued support and dedication to our great company.

Sincerely,

/s/ Rick Federico

Rick Federico

Chairman and Chief Executive Officer

Forward Looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding information regarding the intent, belief or current expectation of the Company and members of its senior management team. Forward-looking statements include, without limitation, statements regarding business combinations and similar transactions, prospective performance and opportunities and the outlook for the Company’s businesses, performance and opportunities and regulatory approvals, the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities. In addition, the Company’s actual performance and financial results may differ materially from those currently anticipated due to a number of risk and uncertainties, including, but not limited to, failure of the Company’s existing or new restaurants to achieve expected results; damage to the Company’s brands or reputation; inability to successfully expand the Company’s operations; changes in general economic conditions and dependence on sales concentrated in certain geographic areas; intense competition in the restaurant industry; changes in government legislation that may increase labor costs; litigation; adverse public or medical opinions about the health effects of consuming the Company’s products; failure to comply with governmental regulations; changes in food costs; the inability to retain key personnel; federal and state tax rules could negatively impact results of operations and financial position; fluctuating insurance requirements and costs; seasonality of the Company’s business; adverse impact if information technology and computer systems do not perform properly. More detailed information about the Company and the risk factors that may affect the realization of any forward-looking statements is set forth in the Company’s filings with the SEC, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Wok Acquisition Corp. (the “Purchaser”) and the solicitation/recommendation statement to be filed by the Company. All of the materials related to the offer (and all other offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Notice to Investors

The tender offer described in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer to purchase and related materials that the Purchaser intends to file with the SEC. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the SEC, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available at Centerbridge’s offices at 375 Park Avenue, 12th Floor, New York, NY 10152, telephone number (212) 672-5000. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company pursuant to the terms of an Agreement and Plan of Merger by and among the Company, Wok Parent LLC, a Delaware limited liability company, and the Purchaser, Wok Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Wok Parent LLC. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. After the Company’s filing thereof, investors and stockholders will also be able to obtain free copies of the proxy statement from the Company by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER.

The Company and its respective directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended January 1, 2012, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the transaction when and if they become available. Information concerning the interests of the Company’s potential participants, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the transaction when it becomes available.

The following is a list of Frequently Asked Questions for Employees of P.F. Chang’s China Bistro, Inc., dated May 1, 2012

1.	What was announced today?

Today we announced that P.F. Chang’s has entered into a definitive agreement to be acquired by Centerbridge Partners, L.P., in a transaction valued at approximately $1.1 billion that will result in P.F. Chang’s China Bistro, Inc. becoming a private company.

Under the terms of the merger agreement, which has been approved by the Company’s Board of Directors, Centerbridge will acquire all of the outstanding shares of our common stock for $51.50 per share in cash. This represents a premium of approximately 30% over the average closing share price of P.F. Chang’s common stock over the past 30 days.

2.	Who is Centerbridge?

Centerbridge is a leading private investment firm with extensive experience in the hospitality industry, including the restaurant sector, and a proven track record of working with companies and their management teams to help them achieve their operating and financial objectives.

3.	Why is P.F. Chang’s entering into this transaction?

We are excited about this transaction with Centerbridge, as it recognizes the value of our highly respected brands, while providing our stockholders with an immediate and substantial cash premium for their investment. Among the reasons the Board of Directors has determined to enter into the merger agreement is Centerbridge’s extensive track record of working with management teams to bring about great results. We look forward to our future partnership with Centerbridge.

Centerbridge understands our industry and our business well, and we are confident that as a private company, we will have greater flexibility to focus on our long-term strategic plan aimed at elevating the guest experience and enhancing our value proposition, while improving profitability and further growing our business. Centerbridge has confidence in our future and will support our people in achieving their goals.

4.	How will this transaction affect management?

Centerbridge is a long-term financial investor that actively seeks to invest behind and support great management teams. Management will continue to lead the company, as before, and Centerbridge will provide resources to the Company to enable it to achieve its long-term strategic plan. Centerbridge does not operate or manage the companies in which it invests.

5.	How will this this transaction affect employees?

Centerbridge has great respect for our company; they share our confidence in our future and will support our people as we work through our next phase of growth and development. Centerbridge’s interest in our company has as much to do with all of you as it does with our brand and solid performance.

In general, today’s announcement should have little effect on our day-to-day responsibilities or how we conduct business. This company has and will continue to benefit from fresh perspectives at each stage of our evolution and we look forward to continuing to improve our business with the addition of Centerbridge’s knowledge and expertise as we begin our next chapter.

We expect the transaction to close no later than the end of the third quarter 2012, and we will do our best to update you with additional information on our progress as events warrant. In the meantime, please remain focused on performing effectively and providing our guests with the same high quality food, great service, and experience they expect from us.

We realize that you likely have questions about what this announcement means for you; however, it is important to keep in mind that we are at the early stages of this process and there is a lot of work ahead of us. As details and decisions are finalized, more of your questions will be answered over time. For further details about your employee benefits, please refer to the Benefits section later in this document.

6.	Does this transaction involve changes to the workforce?

Under Centerbridge’s ownership, we will continue to invest in the growth of our businesses. We believe you should see little impact to the day-to-day operations as a result of today’s announcement. Centerbridge’s interest in our company has as much to do with all of you as it does with our brand and history. Independent of the transaction, we anticipate that organizational decisions will continue to occur in the normal course of operating our business.

7.	Will the headquarters remain in Scottsdale?

Yes.

8.	How long before the transaction is completed?

We expect the transaction to close no later than the end of the third quarter 2012.

9.	What does it mean for P.F. Chang’s to go from a public company to a private company?

In general, becoming a privately owned company should have little effect on our day-to-day responsibilities or how we conduct business. Going private means that P.F. Chang’s stock will no longer be publicly traded on the stock market and the trading of our stock will cease on the date the transaction closes.

10.	What is a tender offer?

A tender offer is an offer by a company to purchase some or all of stockholders’ shares held in a corporation. In other words, stockholders are given the opportunity to tender, or sell, their stock for a predetermined amount of cash, called a tender price or offer price, during a specific period of time called an Offer Period. The price offered is typically at a premium above the market price.

Stockholders will receive additional materials from the company that explain the process for tendering shares.

11.	What should I say if I’m contacted by media, financial community, or other third parties about the transaction?

It is likely that today’s news may lead to increased interest in P.F. Chang’s and you may be contacted by members of the media, investors or the general public regarding this transaction. Consistent with company policy, it is important that the company speak with one voice on this matter and only the company’s authorized spokespeople should respond to external inquiries. Please forward all inquiries you receive to Allison Schulder, Director of Investor Relations and Corporate Compliance, at (480) 888-3000 or allison.schulder@pfcb.com. In addition, in keeping with Company policy, you are reminded not to initiate discussions with any external third parties regarding the transaction.

12.	How will I know more about the progress of the transaction?

We are in the early stages of this process and will do our best to update you with additional information on our progress as events warrant. In the meantime, please stay focused on your day-to-day responsibilities and continuing to exceed our guests’ expectations.

BENEFITS

13.	How will this transaction affect employee compensation and benefits?

Our employees are valuable to our continued success and it is our intent to provide comparable salary and benefits under Centerbridge’s ownership. In addition, your health and welfare benefits are not expected to change as a result of this transaction. However, there will be some changes to the structure of our incentive programs because we will no longer be a publicly-held company with publicly-traded stock.

As always, the company retains the right to modify compensation and benefit programs at any time.

14.	How will this transaction affect the Lucky Cat Card program?

We are not expecting any changes to the Lucky Cat Card program at this time.

15.	Will this transaction affect the Lucky Cat Assistance Fund program?

The Lucky Cat Assistance Fund is a separate entity and will not be impacted by this transaction.

16.	I currently participate in the medical, dental, vision and/or life insurance plan. Will there be a change in insurance plans or my deductions?

Deductions from your payroll checks will continue and your copayments and coinsurance for visits to the doctors will continue to be applicable. Your Aetna coverage will remain active.

17.	I currently participate in the 401(k) Plan through Fidelity. What will happen to my contributions, loans, and account balance with Fidelity?

Your contributions will continue to be deducted from your payroll check and you will continue to receive matching contributions. If you have an outstanding loan from your 401(k) account, your payment will continue to be deducted from your paycheck. Your money will continue to be invested in the funds you elected at Fidelity.

Your contributions and vested match, along with corresponding earnings and losses, remain in your account. The current vesting schedule remains unchanged. You will continue to be allowed to withdraw your money from your 401(k) if you have a qualifying hardship.

18.	I am currently participating in the Restoration Plan through PenCal. What will happen to my contributions and account balance?

Your contributions, via payroll deductions, to the Restoration Plan will end. Your matching contributions in the Plan, including associated earnings or losses, will become 100% vested. All Restoration Plan participants will be contacted directly by the Benefits Department.

19.	I am currently enrolled in the Employee Stock Purchase Plan. What does this mean to me?

For the Offering Period February through April 2012: For employees who enrolled by January 15, 2012 for the purchase period ending in April, the purchase has been executed per the normal process on April 30, 2012. The shares will be transferred to your Merrill Lynch brokerage account by Friday, May 4, 2012. All Future Offering Periods: Offering periods beyond April 30, 2012 have been suspended due to the anticipated transaction. Any contribution amounts remaining after the April 30, 2012 purchase (residual balances) will be refunded to you.

Forward Looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding information regarding the intent, belief or current expectation of the Company and members of its senior management team. Forward-looking statements include, without limitation, statements regarding business combinations and similar transactions, prospective performance and opportunities and the outlook for the Company’s businesses, performance and opportunities and regulatory approvals, the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities. In addition, the Company’s actual performance and financial results may differ materially from those currently anticipated due to a number of risk and uncertainties, including, but not limited to, failure of the Company’s existing or new restaurants to achieve expected results; damage to the Company’s brands or reputation; inability to successfully expand the Company’s operations; changes in general economic conditions and dependence on sales concentrated in certain geographic areas; intense competition in the restaurant industry; changes in government legislation that may increase labor costs; litigation; adverse public or medical opinions about the health effects of consuming the Company’s products; failure to comply with governmental regulations; changes in food costs; the inability to retain key personnel; federal and state tax rules could negatively impact results of operations and financial position; fluctuating insurance requirements and costs; seasonality of the Company’s business; adverse impact if information technology and computer systems do not perform properly. More detailed information about the Company and the risk factors that may affect the realization of any forward-looking statements is set forth in the Company’s filings with the SEC, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Wok Acquisition Corp. (the “Purchaser”) and the solicitation/recommendation statement to be filed by the Company. All of the materials related to the offer (and all other offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Notice to Investors

The tender offer described in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer to purchase and related materials that the Purchaser intends to file with the SEC. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the SEC, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available at Centerbridge’s offices at 375 Park Avenue, 12th Floor, New York, NY 10152, telephone number (212) 672-5000. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company pursuant to the terms of an Agreement and Plan of Merger by and among the Company, Wok Parent LLC, a Delaware limited liability company, and the Purchaser, Wok Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Wok Parent LLC. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. After the Company’s filing thereof, investors and stockholders will also be able to obtain free copies of the proxy statement from the Company by contacting the Company Investor Relations at 7676 E. Pinnacle Peak Road, Scottsdale, AZ 85255, telephone number (480) 888-3000 or investorrelations@pfcb.com. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER.

The Company and its respective directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended January 1, 2012, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the transaction when and if they become available. Information concerning the interests of the Company’s potential participants, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the transaction when it becomes available.